

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via E-mail
Alf-Helge Aarskog
Chief Executive Officer
Marine Harvest ASA
P.O. Box 4102 Sandviken
5835 Bergen, Norway

> **Re: Marine Harvest ASA**
> **Confidential Draft Registration Statement on Form 20-F**
> **Submitted November 6, 2013**
> **CIK No. 0001578526**

Dear Mr. Aarskog:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please define OECD and cost-in-box the first time they are used in the document.

2. Please explain what the VAP Europe segment is the first time it is used in the document.

Explanatory Note, page ii

3. Please provide the most recent Norwegian Krone to U.S. Dollar exchange rate in the third paragraph of this section.

4. Please remove the last sentence of the fourth paragraph of this section. It appears to disclaim information which you have said you believe is reliable and of which you have already described the limitations.

5. We note your disclosure in the Industry Overview on page 43 that certain market and industry data provided by Kontali Analyse AS was prepared at your request. Please file a consent from Kontali Analyse AS as an exhibit to your registration statement. Please revise the citations to the market and industry data to include the full names of all reports.

Risk Factors, page 18

6. Please delete the following sentences from the introductory paragraph: "The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations." This section should identify all known material risks and should not reference unknown or immaterial risks.

By purchasing ADSs, holders will irrevocably submit to the jurisdiction, page 40

7. It appears that the last sentence of this risk factor should be a separate risk factor. Please revise.

Industry Overview, page 43

8. We note that the data provided in the first paragraph dates back to 2010 and the data provided in the chart dates back to 2009. Please provide more recent data if available.

Business, page 61

Corporate Foundation, page 61

9. Please identify the sources of the statistics regarding wild fish supply, harvest and catch per person and fish farming included in this section.

Strengths, page 64

Our experienced management team and technicians, page 65

10. Please substantiate the claim that you are "the" technological leader in the industry or clarify that this is your belief.

Strategies, page 65

Maintain rigorous controls over our operations, page 65

11. Please substantiate the claim that you "deliver healthy, tasty and responsibly produced seafood" or clarify that this is your belief.

Lead sustainability and environmental movement, page 66

12. Please explain what you mean by the statement that you "achieved a position of leadership with regard to climate change data" you submitted to the global marketplace through the Carbon Disclosure Project.

Promote downstream integration, page 67

13. Please provide the basis for your claims that Morpol is the world's largest secondary processor of salmon and that its fish processing plant in Ustka, Poland is the largest in the world.

Processing, page 69

14. Please explain what you mean by "modified atmosphere packing" in the second paragraph on page 70. Is this just packing in a vacuum?

Operating and Financial Review and Prospects, page 93

15. We note that certain tables, such as those presented on pages 96 and 97, set forth information by country of origin. As indicated in the footnotes to these tables, the totals include amounts for corporate functions, your white halibut operations and items not related to salmon of a specific origin. Please revise these tables to include line items for such amounts, and make similar revisions throughout the document to ensure that totals presented in tables equal the sum of the items shown in such tables.

Contractual Obligations, page 147

16. Please expand your contractual obligations table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations. You may determine the appropriate methodology to estimate the interest payments on your variable rate debt. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

Critical Accounting Policies and Estimates, page 148

Biological Assets, page 148

17. We note that your valuation of biological assets utilizes internal assumption and estimates that are subject to change and require significant judgment. In this regard, such changes could have a material impact on the results of operations. As such, please provide a corresponding sensitivity analysis, in your discussion of critical accounting policies, for those inputs that are subject to volatility or change and that may have a material impact on your results of operations.

Outstanding Equity Awards to Certain Members of Management, page 158

18. Please provide the exercise prices for the options and units in this table. Refer to Item 6.E.1 of Form 20-F.

Major Shareholders and Related Party Transactions, page 159

19. Please provide the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

20. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Geveran Trading Co. Ltd., Folketrygdfondet and State Street Global Advisors, Inc.

Certain Norwegian Tax Considerations, page 169

21. Please revise the section heading to clarify that the tax summary discusses material Norwegian tax consequences rather than "certain."

U.S. Federal Income Tax Consequences, page 172

22. Please revise this section to clarify that the tax summary discusses material U.S. federal income tax consequences.

American Depositary Shares, page 180

Fees and Expenses, page 183

23. Please provide the amount of the fees that may be charged.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

                          Sincerely,

                          /s/ Max A. Webb

                          Max A. Webb
                          Assistant Director

cc: Via E-mail
        James A. McDonald, Esq.